Exhibit 99.1b

ZenaTech, Inc.

Management Discussion and Analysis

For the Consolidated Interim Three Months Period Ended

March 31, 2025, and 2024

(Unaudited)

Operating Results

General

This Management Discussion & Analysis (“MD&A”) is intended to provide readers with the information that management believes is required to gain an understanding of the current results of ZenaTech, Inc. (the “Company” or “ZenaTech”) and to assess the Company’s ability to raise capital to grow its business. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on assessing the Company’s ability to raise capital to grow its business. Readers are cautioned that actual events and results will vary.

In this MD&A we describe certain income and expense items that are unusual or non-recurring. The associated financial statements and this MD&A, including comparatives, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Our discussion includes terms not defined by the IFRS. Our usage of these terms may vary from the usage adopted by other companies. Specifically, working capital and cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

The following MD&A is presented and dated as of May 14, 2025, and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024. The Company’s audited consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have been primarily funded through internally generated cash flow and private placements of debt and equity. The continued operations of the Company are dependent on the Company’s ability to generate profitable operations in the future, continued customer growth and the execution of a sufficient financing plan for future operations.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls. Management is also responsible for ensuring that information disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

All currency amounts in the accompanying financial statements and this MD&A are expressed in Canadian dollars, the Company’s functional currency, except where noted. This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Issuer’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Forward Looking Statements

The MD&A includes certain statements that may be deemed “forward-looking statements”. These statements relate to future events or the Issuer’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Issuer believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking statements included in this MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement. The Issuer’s actual results could differ materially from those anticipated in these forward-looking statements because of various risk factors.

Description of Business

ZenaTech, Inc. (“ZenaTech” or the “Company”) was incorporated by Articles of Incorporation in the State of Illinois, United States of America (“USA”), on August 31, 2017, under the name ZenaPay, Inc. On August 11, 2020, the name of the Company was changed to ZenaDrone, Inc., and on October 5, 2020, to ZenaTech, Inc. to better reflect the Company’s business activities and its corporate organization.

Until November 30, 2018, the Company was a wholly owned subsidiary of Epazz, Inc. (“Epazz”), after which it was restructured as a separate entity by way of a stock dividend to Epazz shareholders. On December 14, 2018, the Company was domiciled in British Columbia, Canada, through Articles of Continuance pursuant to the provisions of the Business Corporation Act (British Columbia).

The Company’s principal address and office is located at Suite 1404, 69 Yonge Street, Toronto, Ontario M5E 1K3. The Company’s registered and records office is located at Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, Canada.

ZenaTech, Inc. is an enterprise software technology company specializing in the development of mission-critical cloud-based software applications that can be integrated with smart hardware to create innovative solutions for companies in a variety of industries. The Company, through its wholly owned subsidiaries, currently conducts business in the operating segments listed below.

•ZenaTech, Inc. (“ZenaTech”), originally incorporated under the name ZenaPay, Inc., a British Columbia, Canada, company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including for field management services

•PacePlus, Inc.(“PacePlus”) is a Wyoming, USA corporation that provides cloud-based enterprise software solutions for the medical records industry with its subsidiaries,

oSystemView, Inc. (“SystemView”) is a Wyoming, USA corporation that provides software solutions for the automated facility management industry, and,

oZigVoice, Inc. (“ZigVoice”) is a Wyoming, USA corporation that provides software solutions for the contact center industry.

•WorkAware, Inc. (“WorkAware”), a Wyoming, USA company, provides cloud-based enterprise safety and compliance management software and mobile solutions that can be utilized in a variety of industries including field management services,

•TillerStack, GmbH., a German corporation, provides cloud-based enterprise field service management software and mobile solutions for many of industries.

•PsPortals, Inc. (“PsPortals”), a Delaware, USA corporation, provides browser-based enterprise software applications for public safety.

•ZenaDrone, Inc. (“ZenaDrone WY”) is a Wyoming, USA, company, and its subsidiaries,

oZenaDrone Limited is an Irish entity established for the Irish and European Union drone sales and drone services operations. The Company created ZenaDrone Limited to register with the Irish Aviation Authority.

oZenaDrone Manufacturing, Inc. is an Arizona corporation established to manufacture drones in the United States of America.

•ZenaDrone Trading LLC (“ZenaDrone LLC”) is a Dubai, United Arab Emirates (“UAE”) corporation established in the Middle East for the drone commercial, marketing and sales drone operations with its subsidiary,

oZenaDrone Manufacturing (FZE) (“ZenaDrone FZE”) is a Sharjah, UAE company, established in the Middle East for the manufacturing of drones and batteries.

•Ecker Capital, Inc. (“Ecker”), a holding company for,

oInteractive Systems, Inc., a software inventory management company,

ointerlinkONE, Inc., a SaaS cloud-based solutions for warehouse and inventory fulfillment company, and,

oESM Software, Inc., a software technology provider specializing in developing business strategy management solutions.

•ZooOffice, Inc., DBA Jadian, a global software and services company that provides complete solutions for companies for the purposes of managing companies’ compliance, and its subsidiary,

oDeskFlex, Inc., provides smart desk booking and office hoteling software solutions.

•Drone as a Service, Inc, a Wyoming Corporation, opened in anticipation of 2025 operations in the drone industry.

•Spider Vision Sensors, Ltd., opened in anticipation of opening a sensors and component manufacturing facility in Taipei, Taiwan to supply components and that will be used in the ZenaDrone products.

•Weddle Surveying, Inc., (‘Weddle”) a Tigard, Oregon, company, serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

•KJM Land Surveying, Inc. (“KJM”), based in Pensacola, Florida, provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential, commercial, and construction customers.

•Othership, Limited, (“Othership’), United Kingdom limited liability company, provides software for workplace scheduling and management solutions to remote businesses and individuals.

ZenaDrone WY with its subsidiaries and ZenaDrone LLC with its subsidiaries, collectively “ZenaDrone,” operate in the drone industry and have separate production processes, customers and sales distribution systems. ZenaDrone entities were a cost center for the current period and the year ended December 31, 2024. ZenaDrone became a separate financial reporting segment in 2025.

ZenaTech listed its common stock on Nasdaq.com, a New York stock trading exchange, under the ticker ‘ZENA’ on October 1, 2024.

The Company acquired the following companies and patents during the last quarter of 2024: (i) ZooOffice, Inc. from Epazz, which develops cloud business software products for businesses and government (ii) Ecker Capital, LLC., from Ameritek Ventures Inc., which is a software developer for warehouse software products (to be used in developing the Company's IQ drone series) (iii) a design patent from Epazz that allows for the ZenaDrone 1000 to be able to generate lift from its body design and increasing payload capacity, and (iv) a utility patent from Epazz that allows for the ZenaDrone 1000 to be recharged remotely without human assistance. In consideration for the acquisitions, the Company issued Common Shares, Super Voting shares and preferred shares.

ZenaTech acquired Weddle Surveying, Inc., a Tigard, Oregon-based professional land surveying company on January 14, 2025. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington.

ZenaTech acquired KJM Land Surveying, Inc. based in Pensacola, Florida, on January 22, 2025. KJM provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years.

ZenaTech opened Spider Vision Sensors, Ltd, a new business in Taiwan in February 2025. Spider Vision Sensors will help the company with sensors manufacturing while developing a partnership in East Asia to sell to growing defense market in that region.

ZenaTech bought Othership, Limited, a United Kingdom company on March 18, 2025. Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities.

Today ZenaTech is a group of companies that offers various world-class cloud-based software and enterprise software solutions for the medical records industry and compliance management for field management. The Company’s clients operate in a variety of industries, including agriculture. The Company branched into the drone manufacturing and service industry during 2025.

Business Strategies

Our current business is software development and licensing; however, during the first quarter of 2025, we expanded into the drone business as we anticipate the market for drones to become more prevalent over the next five years. The Company has now two revenue reporting segments, the software segment and the drone segment. We currently generate all our income from our software business but believe our drone business will increasingly generate income over the next five years as it develops.

Software segment

We do not anticipate any changes to the use of existing software products under our current business operated through ZenaTech, PacePlus, SystemView, ZigVoice, WorkAware, TillerStack, PsPortals, Interactive Systems, interlinkONE, ZooOffice, and DeskFlex while we pursue our drone business through ZenaDrone.

ZenaTech has a history of providing business-to-business software solutions. In addition, the Company has many ongoing government contracts for software solutions and support. Many of the Company’s products provide cloud-based management solutions for businesses that can be utilized in a variety of industries. Various Company products provide solutions in the medical services industry, security applications, contact center applications, safety and compliance management, field management software and mobile solutions and information management solutions for law enforcement that manages information relating to public safety.

Drone servicing segment

ZenaTech has a history of growth through acquisitions, in which the Company acquires established revenue generating companies with an established product.

During the first quarter of 2025 ZenaTech purchased two well established drone servicing companies, Weddle Surveying, Inc. (‘Weddle”), a Tigard, Oregon based professional land surveying company. Weddle serves residential and commercial clients within the Portland Metropolitan region and surrounding areas of Northwest Oregon and Southwest Washington. ZenaTech also acquired KJM Land Surveying, Inc. (“KJM”) based in Pensacola, Florida. KJM provides a range of professional land surveying services, including boundary surveys, ALTA surveys, as-built surveys, topographic surveys, and elevation certificates to residential and commercial and construction sectors for over thirty years. ZenaTech also opened Spider Vision Sensors, Ltd, a new business in Taiwan in February 2025. Spider Vision Sensors will help the company with sensors manufacturing while developing a partnership in East Asia to sell to growing defense market in that region.

And lastly, ZenaTech bought Othership, Limited, a United Kingdom company in March 2025. Othership is a workspaces and collaborative workplace software company providing workplace scheduling and management solutions to remote-first businesses and individuals. This acquisition will expand ZenaTech’s internal expertise developing applications using quantum computing across both AI drone and enterprise SaaS areas where we see growing demand and revenue opportunities.

Some of the Company’s solutions products were developed internally and others were acquired through acquisitions. All products are maintained and updated internally through expert staffing. The software solutions part of the business provides positive cash flow which is utilized for acquisitions and new product development. One such new product developed over the past three years is a high-quality Unmanned Vehicle System, commonly referred to as a drone.

The Company believes it can be more effective as a software company in developing drone technology and hardware than other potential providers who do not have a software technology-based background. The ZenaDrone 1000 is a high-quality large drone that is five times larger than many commercial drones and made of carbon fiber to keep it lightweight. It has eight electronic motors and uses a blend-wing body to lift the drone during flight, making it more stable and better maneuverable than other commercial drones. The ZenaDrone 1000 has a longer flight time than many commercial drones and can self-charge on charging pads that can be placed at various locations at a site.

The Company has been showcasing the drone at various trade shows and military conferences to display its functionality and features to potential customers. In addition, the ZenaDrone 1000 is ideal for video surveillance and inspections within industries such as utilities, pipelines, construction, agriculture, wildlife management and large structure maintenance. The ZenaDrone 1000 has many innovative and proprietary technologies integrated within the product and the associated software controls.

Over the past six years, the Company transitioned the drone business from an idea – to help its agriculture customers identify plants – to creating, beta-testing, and improving multiple prototype models of its ZenaDrone 1000 and IQ series drones and producing a plan for manufacturing and marketing its drone solutions. The company has strategically branched its business building on its existing enterprise SaaS software expertise into the business of developing and manufacturing multifunction AI autonomous drones and has targeted to sell solutions into the commercial and defense drone customer sectors. The company has also leveraged its expertise into the Drone as a Service or DaaS business where the company is targeting to providing drone solutions on a subscription or pay per use bases to commercial or government users.

ZenaTech purchased three revenue generating software companies, Ecker Capital, Inc, with its subsidiaries Interactive Systems, Inc. and interlinkONE, Inc., during the last quarter of 2024 in our effort to have strategic technology companies with recurring revenue and customers.

The Company acquired Weddle and KJM during the first quarter of 2025 and thus branched into the drone servicing business.

Interim March 31, 2025 Selected Financial Data

Results of Operations - Summary Data

	3-Months	3-Months	Variance	Variance
	March 31,	March 31,	($)	(%)
	2025	2024
Revenue	1,135,654	591,379	544,275	92%
General and administrative expenses	$5,745,214	$711,847	5,033,367	707%
Loss before other income (expenses)	(4,609,560)	(120,468)	(4,489,092)	3,726%
Net loss before other income	(4,610,319)	(120,924)	(4,489,395)	3,713%
Comprehensive loss for the period	$(4,612,436)	$(103,369)	(4,509,068)	4,362%
Basic loss per common share	$(0.18)	$(0.01)	(0.18)
Diluted loss per common share	$(0.00)	$(0.01)	(0.00)
Basic number of common shares outstanding	25,501,124	16,843,182
Weighted average number of common shares outstanding	2,284,301,160	16,843,182

Revenue increased by $544,275 or 92% for the first three months ended March 31, 2025, as compared to the same period of 2024. This increase was due to ZenaTech benefiting from the integration of the Interactive Systems, interlinkONE, ZooOffice and DeskFlex products into its fold. Another source of revenue was from the drone servicing newly purchased Weddle Surveying and KJM Surveying, together the two new companies generated $402,766, close to half of the current quarterly revenue.

Total general and administrative expenses increased by $5,745,214 eight times more than the first quarter of 2024 costs. The largest cost increase was for marketing and advertising. ZenaTech participated in trade shows and hired firms to promote the Company and its products. ZenaTech also hired investor relations and marketing staff to promote the Company and its products. As such, there were $1,600,396 in sales and marketing during the first quarter of 2025, compared to none in the first quarter of 2024. Wages and benefits increased by $773,947 since the Company acquired employees after purchasing Weddle and KJM. Finance expenses increased by $1,466,788 since ZenaTech borrowed funds from its revolving lines of credit to make these purchases. Professional fees representing accounting, auditing, and legal fees were higher by $275,645 in the first quarter of 2025 than in the first quarter of 2024. These costs are related to the reporting and listing ZenaTech in Canada. Stock-based compensation expense increased by $261,667 after ZenaTech paid Shaun Passley $360,000 in preferred stock. General and administrative costs increased by $521,702, of which $156,221 was an increase in transportation and lodging because the Company participated in trade shows.

Net loss before other income and expenses of $4,609,560 for the three months ended March 31, 2025, as compared to a net loss of $120,648 during the same 2024 period. Other items affecting the net loss for the period were foreign currency exchange and interest income from the Epazz note, with a net variance of $(759) for March 2025 and $(456) for March 2024.

The Company incurred a net loss of $4,610,319 during the three months ending March 31, 2025, which was further affected by a foreign currency loss of $2,117 as compared to a net loss of $120,924 during the same 2024 period. The net loss for the period of $4,612,436 for the three months ended March 31, 2025, was further affected by a foreign currency of $2,117, resulting in a comprehensive loss for the period of $~~$~~4,612,436. Similarly, the net loss of $120,924 was affected by a foreign currency gain of $17,555, resulting in a comprehensive loss for the period of ~~$~~$103,368 for the three months ended March 31, 2024. The causes of the decrease in comprehensive loss during the quarter ended March 31, 2025, as compared to the equivalent 2024 quarter, are explained above.

Analysis of Financial Results

Summary Balance Sheet Data

	March 31,	December 31,	Variance	Variance
	2025	2024	($)	(%)
Total current assets	$5,331,537	$6,278,477	$(946,940)	(15%	)
Fixed assets, net	1,190,377	416,695	773,682	186%
Total long-term assets	32,767,674	28,367,882	4,399,792	16%
Total assets	38,099,209	34,646,359	3,452,852	10%
Total current liabilities	3,983,857	2,891,112	1,092,745	38%
Total long-term liabilities	15,530,645	9,935,904	5,594,741	56%
Total shareholders’ equity	18,584,707	21,819,343	(3,234,636)	(15%	)
Total liabilities and shareholders’ equity	$38,099,209	$34,646,359	$3,452,850	10%

Total current assets decreased by $946,940 or 15% for the three months ending March 31, 2025, as compared to December 31, 2024. Cash decreased by $966,854 as ZenaTech spent money to purchase Weddle, KJM and Othership. These acquisitions were paid half in cash and half in debtor’s note. Accounts receivable increased by about $170,000 since more accounts were brought over from the three new companies. There was no change in the short-term advance to affiliate for future services, an item described in detail in footnote 16 to the March 31, 2025, financial statements. Other current assets decreased by $150,607 since this item was mostly affected by the payments made to Maxim Group and completed in 2024.

Net fixed assets increased by $773,682, of which ZenaTech paid $129,862 for drone servicing vehicles and $556,676 for drone business equipment purchased with Weddle and KJM during the first quarter ended March 31, 2025.

Total long-term assets increased by $4,399,792 or 16% for the first quarter ended March 31, 2025. This increase is explained by the long-term advance to affiliate increase of $2,225,154 or $16% during the first quarter of 2025, compared to the first quarter of 2024. Intangibles and goodwill increased following the three companies’ purchases by $655,994 and 597,164, respectively. Product development costs increased by $248,740 or 5%, as the company continues to incur costs for drone development.

Total assets increased by $3,452,850 or 10%, as mentioned above.

Total current liabilities increased by $1,092,745 or 38% during the first quarter of 2025. Accounts payable and accrued liabilities increased more than doubled from December 2024 to $2,991,955, representing accounts payable from the newly bought companies and accrued expenses related to the launch of the drones. The current portion of the lease liability was about the same at $59,500. Other changes to current liabilities were a decrease of $423,416, or 33%, for deferred revenue as it transferred to revenue, and the lines of credit decreased by $52,862, representing payments to the existing lines of credit.

Total long-term liabilities increased by $5,594,741 or 56% during the three months ending March 31, 2025, compared to the December 31, 2024 amount. This increase was due to the Company’s use of funds from the available lines of credit by $5,604,891, or 57%. The Company used its revolving lines of credit to fund operations, and this increased the note payable following the purchase of Weddle, KJM, and Othership. The long-term lease obligation decreased by $10,150, or 7%.

Total liabilities increased by $1,028,225, or 11%, as described above.

Total shareholders’ equity increased by $3,234,636, or 15% during the three months ended March 31, 2025. This change was the result of adding to shareholders’ equity a share capital of $480,000, contributed surplus of $1,013,359 from the issuance of stock, a $2,117 reduction to the foreign currency translation reserve and a net loss for the period of $4,610,319.

Total liabilities and shareholder’s equity increased by $3,452,850 or 10% for the reasons listed above.

Financial Condition, Liquidity and Capital Resources

Net Working Capital

	March 31,	December 31,	Variance	Variance
	2025	2024	($)	(%)
Current Assets
Cash	$2,787,221	$3,754,075	(966,854)	(15%	)
Accounts receivable, net	376,955	206,434	170,521	83%
Short-term advance to affiliate for future services	1,918,918	1,918,918	–	0%
Other current assets	248,443	399,050	(150,607)	(38%	)
Total current assets	5,331,537	6,278,477	(960,940)	(15%	)
Current Liabilities
Accounts payable and accrued liabilities	$2,991,955	$1,423,545	1,568,410	110%
Deferred revenue	860,476	1,283,892	(423,416)	(33%	)
Lease liability	59,592	58,979	613	1%
Line of credit	71,834	124,696	(52,862)	(42%	)
Total current liabilities	3,983,857	2,891,112	1,092,745	38%
Net Working Capital	$1,347,680	$3,387,365	(2,039,685)	(60%	)

Net working capital decreased by $2,039,685 or 60%, for the three months ended March 31, 2025.

Total current assets decreased by $946,940 or 15% for the three months period ending March 31, 2025, as compared to December 31, 2024. Cash decreased by $966,854 as ZenaTech spent money to make three new companies acquisitions. Accounts receivable increased by about $170,000 since there were more accounts receivable brought over from the three new companies. There was no change in the short-term advance to affiliate for future services, an item described in detail in footnote 16 to the March 31, 2025 financial statements. Other current assets decreased by $150,607 since there were no more payments to be made to Maxim Group.

Total current liabilities increased by $1,092,745 or 38% during the first quarter of 2025. Accounts payable and accrued liabilities increased more than doubled from December 2024 to $2,991,955, representing accounts payable from the newly bought companies and accrued expenses related to the launch of the drones. The current portion of the lease liability was about the same at $59,500. Other changes to current liabilities were a decrease of $423,416, or 33%, for deferred revenue as it transferred to revenue, and the lines of credit decrease by $52,862, representing payment to the existing lines of credit.

Long-Term Debt

	March 31,	December 31,	Variance	Variance
	2025	2024	($)	(%)
Balance of Loans Payable:
SBA Loan – Interactive Systems, Inc.	$762,721	$766,201	$(3,480)	(0%)
SBA Loan – ZooOffice, Inc.	223,883	225,025	(1,142)	(1%)
SBFS LLC Loan dba RapidAdvance	37,568	52,379	(14,811)	(28%)
GG Mars Capital, Inc. RLOC	2,215,773	992,798	1,222,975	123%
Star Financial Corporation RLOC	1,826,888	1,394,839	432,049	31%
Jennings Family Investments, Inc. RLOC	7,116,057	3,921,087	3,194,970	81%
Lone Stella, Inc. RLOC	550,384	539,556	10,828	2%
Nancy Cowden RLOC	1,102,062	1,080,380	21,682	2%
Weddle Surveying Acquisition Note	377,685	–	377,685	100%
KJM Surveying Acquisition Note	271773	–	271,773	100%
Othership UK Acquisition Note	230208	–	230,208	100%
Propal Investments, LLC	431,640	575,400	(143,760)	(25%)
GG Mars Capital, Inc. Debentures	241,788	235,874	5,914	3%
Total Loans Payable	$15,388,430	$9,783,599	$5,604,891	57%

The Company has borrowed funds from GG Mars Capital, Inc., Star Financial Corporation, and Jennings Family Investments, Inc. in the past to meet strategic objectives for software services expansion, acquisitions, and drone technology development. GG Mars Capital, Inc. and Star Financial Corporation are related parties to the Company. Certain borrowings from GG Mars Capital, Inc., Star Financial Corporation and Jennings Family Investments, Inc. have been converted into common stock of the Company in the past and are likely to occur in the future. Such conversions have occurred in the past at market value.

During the last quarter of 2024 ZenaTech phased out the 6% interest 2019 notes and signed new revolving lines of credit with 8% interest from GG Mars Capital, Star Financials and Jennings Family Investments, and well as obtained two additional revolving lines of credit from Lone Stella and Nancy Cowden. The Company has options in managing strategic growth associated with its drone technology. ZenaTech will seek capital market partners to ensure a faster growth cycle as we launch our drone technology product.

Following the purchase of the three new companies, ZenaTech now has there additional debt notes, Weddle Surveying Acquisition note, KJM Surveying Acquisition note and Othership UK Acquisition notes.

The items affecting the GG Mars Capital, Star Financial Corporation and Jennings Family Investments loans as of March 31, 2025 are as follows:

•Total new borrowings of $15,388,430 of which about $11,100,000 were to the three parties listed above,

•Accrued interest converted to principal of $210,385,

•Repayment of $179,516, and

•Increase in loans payable of $5,337 associated with currency translation adjustments.

Equity Structure

	March 31,	December 31,	Variance	Variance
	2025	2024	($)	(%)
Shareholders’ Equity
Preferred stock	$51,810,000	$51,450,000	360,000	1%
Super voting stock	1,800,000	1,800,000	-	0%
Common stock	7,650,337	7,530,337	120,000	2%
Warrants	635,462	751,000	(115,538)	(15%)
Contributed surplus	17,608,229	16,594,870	1,013,359	6%
Foreign currency translation reserve	394,944	397,061	(2,117)	(1%)
Accumulated deficit	(13,134,432)	(8,524,113)	(4,610,319)	54%
Transfer to the group entities under common control	(48,179,833)	(48,179,812)	(21)	0%
Total Shareholders’ Equity	$18,584,707	$21,819,343	(3,234,636)	(15%)

Total shareholders’ equity decreased by $3,234,636, or 15% during the three months ended March 31, 2025.

ZenaTech issued 120,000 shares of preferred shares to Shaun Passley, PhD, as compensation. The Company also issued 400,000 shares of common stock as warrants, being exercised at $1.77 USD. The Company had an increase in the contributed surplus of $1,013,359, a decrease of forex of $2,117, and an accumulated deficit decrease of $4,610,319, all of which affected the shareholders’ equity.

The Company issued common stock, preferred stock and super voting stock during the last quarter of 2024 in payment for financial services, directors and officers services, cash, debt, debt origination fees, purchasing Ecker and ZooOffice and two patent purchases, related to the transfer to the group entities under common control of $48,179,822, as discussed in the December 2024 financial statements. There was no change to this amount during the first quarter of 2025, the only difference is the foreign currency exchange.

The Company has not entered any off-balance sheet financing or arrangements.

Related Party Transactions

The table below shows all the related parties and their transactions, according to IAS 24, paragraph 18 as of March 31, 2025. The table is organized by entity and transaction and below the table there is a more detailed description of all transactions.

	Related Party	Nature of the relationship	Information of the transaction	Total as of March 31, 2025	Amount of transaction in CAD
1	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, CS	5,136,459
2	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, PS	3,620,000
3	Shaun Passley, PhD	CEO, Chairman of the BOD, Controlling voting stock with Epazz	Stock ownership, SVS	10,000
4	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, CS	6,367,301
5	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, PS	1,170,0000
6	Epazz, Inc.	Controlling voting stock with Shaun Passley	Stock ownership, SVS	45,000
7	Epazz, Inc.	Controlling voting stock with Shaun Passley	Note payable, $400,000 USD	–
8	Epazz, Inc.	Advance to affiliate for future services	Advanced funds		15,654,209
9	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, CS	1,583,333
10	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, PS	750,000
11	Ameritek Ventures, Inc.	Shaun Passley owns 100% of the company's of voting stock	Stock ownership, SVS	5,000
12	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership, CS	1,906,802
13	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Warrants	355,396
14	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Stock ownership, PS	200,000
15	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Revolving line of credit		2,215,773

16	GG Mars Capital, Inc.	Vivienne Passley, President of GG Mars Capital is Shaun Passley's family member.	Debentures - $150K		241,788
17	Vivienne Passley	GG Mars Capital, Inc. President. Shaun Passley's family member.	Stock ownership	167
18	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Stock ownership, CS	1,600,495
19	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Warrants	549,088
20	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Stock ownership, PS	200,000
21	Star Financial Corporation	Fay Passley, President of Star Financial is Shaun Passley family member.	Revolving line of credit		1,826,888
22	Fay Passley	Star Financial Corporation President. Shaun Passley's family member.	Stock ownership, CS	167
23	James A. Sherman	CFO, board member	Stock ownership, CS	389,915
24	Craig Passley	Board member, Shaun Passley's family member	Stock ownership, CS	121,581
25	Paul J. Piekos	Board member	Stock ownership, CS	48,632
26	Thomas W. Burns	Board member	Stock ownership, CS	48,632
27	Neville Brown	Board member	Stock ownership, CS	14,632
28	Yvonne V. Rattray	Board member	Stock ownership, CS	21,392
30	Marie Pindling	Shaun Passley family member	Stock ownership, CS	6,927
31	Olga Passley	Shaun Passley family member	Stock ownership, CS	6,927

There are no commitments, doubtful accounts, and provision related to any of the outstanding balances due from related parties listed above.

Stock Ownership Following Company Spin-Off

On November 18, 2018, the Company was restructured as a way of stock dividend to Epazz shareholders. Shaun Passley, PhD and Epazz, Inc. commonly own 57.6% of the Company’s common stock after the spin-off and subsequent common shares distributions.

Management Services Agreement

The Company entered into a management services agreement with Epazz on November 18, 2018, in connection with the spin-off, pursuant to which Epazz agreed to provide certain management services to ZenaTech, including for labor, office space, hosting, travel, banking, and business development, and the Company agreed to pay Epazz a 45 percent (45%) markup on all expenses incurred in providing the services to ZenaTech. The parties amended the agreement to change the markup from 45% to 20% starting January

31, 2019. Under the agreement the Company agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services to the Company, except to the extent those losses result from the willful misconduct of Epazz. The agreement has a 20-year term. However, the agreement may be terminated at any time with the mutual consent of the parties. All funds due from Epazz, Inc. represent advances for programming, support, and management fees on the statement of net income or loss. The Company will realize this asset through services rendered by Epazz during 2024 and 2025.

Under this agreement the Company pays Epazz for management, programming, support and various office operating costs.

Directors and Officers Stock Compensation

Key management personnel are those people that have the authority and responsibility for planning, directing, and controlling the activities of the Company directly and indirectly. Key management personnel include the Company’s directors and members of the senior management group. The Company offers its directors and officers only stock compensation for their services. Neither officers nor board of directors are paid salaries. The stock awards are recognized as an expense at the time of granting and for each period are described below.

Below are the directors and officers stock compensation details as of March 31, 2025.

ZenaTech issued 120,000 preferred shares of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company at a price of $3 per share.

Below are the directors and officers stock compensation details for the year ended December 31, 2024.

The Company issued 6,667 common shares of the Company, representing 3,333 to each of Yvonne Rattray and Neville Brown for services as directors of the Company on February 7, 2024 at a price of $4.80 or $3.54 USD per share. The currency exchange used in this conversion was $1 USD to $1.36 as of July 1, 2024 as listed as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The Company and Shaun Passley, PhD agreed to forego his salary from inception until September 30, 2024.

ZenaTech paid directors a total of 201,692 shares of common stock issued at $1.77 USD. See below the breakdown of the issuances on October 9, 2024.

ZenaTech issued 100,000 common shares of the Company to Shaun Passley, PhD on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to Craig Passley on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 28,248 common shares of the Company to James Sherman on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Paul Piekos on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Thomas Burns on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Neville Brown on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

ZenaTech issued 11,299 common shares of the Company to Yvonne Rattray on October 9, 2024 for services as director of the Company at a price of $1.77 USD per share.

Other Common Stock Issuances

Below are the common stock issuance for the three months ended March 31, 2025.

GG Mars Capital exercised 200,000 warrants and converted them at $1.77 USD on January 27, 2025 (note 12).

Below are the common stock issuance for the year ended December 31, 2024.

ZenaTech issued 500,000 common shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 1,000,000 common shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 101,406 common shares of the Company to GG Mars Capital, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 101,406 common shares of the Company to Star Financial Corporation, a related party, for $205,695 USD from the debt conversion note issued on October 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Marie Pindling, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Olga Passley, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 6,760 common shares to Yvonne Rattray, a related party, on October 9, 2024. This was a conversion of her $10,000 USD convertible debenture from January 9, 2024. The Conversion price was $1.4792 USD per share, a 20% discount from $1.8490 price per share on October 9, 2024.

ZenaTech issued 600,000 common shares of the Company to GG Mars Capital, a related party, for $1,453,373 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,211,144 USD debt conversion on October 11, 2024. The Conversion price was $1.76 USD per share, a 20% discount from $2.2 price per share on October 11, 2024.

ZenaTech issued 500,000 common shares of the Company to GG Mars Capital, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 500,000 common shares of the Company to Star Financial Corporation, a related party, for $1,197,158 USD on October 24, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.7280 USD per share, a 20% discount from $2.16 price per share on October 24, 2024.

ZenaTech issued 200,000 common shares of the Company at $1.45 USD to Shaun Passley, PhD for patents on November 20, 2024.

ZenaTech issued 900,000 common shares of the Company at $1.45 USD to Epazz, Inc. for patents on November 22, 2024.

ZenaTech issued 550,000 common shares of the Company to GG Mars Capital, a related party, for $1,094,291 on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on November 22, 2024.

ZenaTech issued 150,000 common shares of the Company to Star Financial Corporation, a related party, for $298,443 USD on November 22, 2024. This amount was drawn from the note issued on October 9, 2024. The Conversion price was $1.432 USD per share, a 20% discount from $1.79 price per share on October 24, 2024.

Preferred Stock Issuances

Below are the preferred shares issuances for the three months ending March 31, 2025.

ZenaTech issued 120,000 preferred shares of the Company to Shaun Passley, PhD on January 16, 2025 for services as director of the Company at a price of $3 per share.

Below are the preferred shares issuances for the year ended December 31, 2024.

ZenaTech issued 550,000 preferred shares of the Company to Epazz, Inc., a related party, for purchase of ZooOffice, Inc. on October 1, 2024.

ZenaTech issued 750,000 preferred shares of the Company to Ameritek Ventures, Inc., a related party, for purchase of Ecker Capital, Inc. on October 1, 2024.

ZenaTech issued 500,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 1,150,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on November 20, 2024.

ZenaTech issued 3,000,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 1,000,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Super Voting Stock Issuances

ZenaTech issued 3,000 super voting shares of the Company to Epazz, a related party, for purchase ZooOffice on October 1, 2024.

ZenaTech issued 5,000 super voting shares of the Company to Ameritek Ventures, a related party, for purchase Ecker Capital on October 1, 2024.

ZenaTech issued 10,000 preferred shares of the Company to Shaun Passley, PhD, a related party, for purchase of patents on December 31, 2024.

ZenaTech issued 42,000 preferred shares of the Company to Epazz, a related party, for purchase of patents on December 31, 2024.

Warrants

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock. Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants to Star Financial Corporation for $695,272 USD on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 55,396 shares of common stock and 55,396 warrants for $784,617 USD to GG Mars Capital on July 24, 2024 under this agreement.

On July 24, 2024 ZenaTech and Jacob D Sherman entered into a purchase agreement, where ZenaTech will sell Jacob D Sherman 9,728 shares of common stock at $14.16 /$10.28 USD per share for an aggregate price of $137,785 USD, par value of $0.30 Canadian per share, and 9,728 warrants or one warrant for one share of common stock. Each warrant shall entitle Jacob D Sherman to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 9,728 shares of common stock and 9,728 warrants for $137,785 USD to Jacob D Sherman on July 24, 2024 under this agreement.

Capital Advances

During the year, the Company paid AED 217,310 (approximately CAD 97,818) toward the purchase of a property from Arada Developments LLC. The property is currently under the name of Dr. Shaun Passley, CEO and majority shareholder, who has undertaken to transfer legal title to the Company. The transaction is considered a related party transaction and has been appropriately disclosed as a capital advance pending transfer of legal title and completion of construction.

Advance to Affiliate for Future Services

As an operation process ZenaTech advances funds to Epazz, Inc. These funds relate to the Management Services Agreement with Epazz and are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. The Company has the right to enforce repayment of these funds from Epazz.

The management services agreement is similar to software as a service, in which Epazz not only provides the labor but also the equipment and facilities. The Company prepays Epazz to acquire the equipment and facilities, and then the equipment and facilities are provided as services that correspond with our labor needs. The amount of the equipment and facilities is recorded over time as the labor uses the equipment and facilities, as a single fee per contractor.

The Company is using the management service agreement as opposed to establishing our own facility in offshore locations because it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establish banking relations difficult, and hiring foreign personnel which speaks different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

The Company increased the number of contractors during the two quarters ended December 31, 2024 since the Company’s drone products are transitioning from research and development projects to manufacturing. The additional 20 contractors are manufacturing technicians.

Through management service agreement there is a new manufacturing facility in Lahore, Pakistan. Epazz leased the facility, did leasehold improvements and purchased all of the equipment, tools, vehicles, supplies and materials needed to begin to manufacture the drones. These are upfront investments, which the Company prepaid as services which will be expensed monthly as the contractor uses the equipment and facilities to produce the drones.

The total advances to Epazz for future services were $15,868,209 as of March 31, 2025. Of this amount $1,918,918 was included in current assets and $15,864,209 was included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The long-term amount will be paid back in services or cash.

The table below summarizes the changes in the advance and note to affiliates for the year ended March 31, 2025.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2024		$1,918,918	$13,639,055	$341,850
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)	–	2,225,154	–
Total additions during the year		–	2,225,154	–
Less, services provided by Epazz, Inc. during the year
Programming and support fees	(A)	–	–	–
Wages and benefits	(A)	–	–	–
Product development costs	(B)	–	–	–
Total services provided during the year		1,918,918	–	–
Balances as of March 31, 2025		$1,918,918	$15,654,209	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

Below are the details of the Advance to affiliate as of December 31, 2024.

The total advances to Epazz for future services were $7,465,005 as of December 31, 2023. Of this amount $2,500,000 is included in current assets and $4,480,126 is included in the long-term assets. The current amount is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company. The Company deducts every quarter the expenses from the $2,500,000 current assets then the Company debits long-term assets at the end of the quarter and credits current assets. The amount is based on what the Company needs, but the Company expected that $2,500,000 will be for a twelve-month (12) period based on the current projected needs of the Company. The Company is planning for a ramp-up period as manufacturing of the drones starts. Therefore, the Current asset amount will most likely increase.

The table below summarizes the changes in the advance and note to affiliates for the year ended December 31, 2024.

	Activity	Short-term	Long-term	Notes
	Type	Advance	Advance	Receivable
				from Affiliates
Balances as of December 31, 2023		$2,500,000	$4,623,155	$341,850
Additions to the advance to affiliates during the year
Advances to Epazz, Inc. during the year	(A)		9,015,900	–
Total additions during the year		1,000,000	9,015,900	–
Less, services provided by Epazz, Inc. during the year
Programming and support fees	(A)	222,010	–	–
Wages and benefits	(A)	325,607	–	–
Product development costs	(B)	1,033,465	–	–
Total services provided during the year		1,581,082	–	–
Balances as of December 31, 2024		$1,963,648	$13,639,055	$341,850

Activity type:

(A)Operating expense

(B)Long-term asset for drone development.

Sale of ZenaPay, Inc. Wallet Software

ZenaTech, Inc. sold for $250,000 USD all ZenaPay, Inc. the wallet software assets to Epazz Limited, Ireland, a related party, on October 2, 2023. The sale was in the form of a convertible promissory note with interest rate of 8% and 10-year terms. The sale note is convertible into Common Stock at 20% discount based on average closing price of trading day. ZenaPay, Inc., a Wyoming, USA corporation is a subsidiary of ZenaTech, Inc., a British Columbia corporation that provides software and cloud-based enterprise software solutions for e-commerce industry. Epazz Limited, Ireland is a subsidiary of Epazz, Inc., a company controlled by Shaun Passley, PhD (note 4).

Debt Financing

From time-to-time the Company has received and repaid loans from Epazz, Inc, Shaun Passley and his immediate family members, to fund operations. These related party debts are fully disclosed in note 14 below. ZenaTech has back-up lines of credit from related parties and others with an available spending limit of $32,800,000 to cover the repayment of the current portion of long-term debt, should it need it.

Epazz, Inc. Convertible Line of Credit

On June 1, 2018 the Company and Epazz, Inc., a related party, entered into a convertible line of credit agreement whereby Epazz agreed to advance funds of up to $400,000 USD to the Company as needed for acquisitions and working capital needs. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. The agreement expires on December 31, 2025, and carries an interest rate of 6% on unpaid funds. No payments are due to Epazz on balances of $400,000 USD or less until the expiration of the agreement. Interest on the note is rolled into the principal amount on a quarterly basis. Provided that the Company is not in default, the agreement can be renewed for ten additional twelve-months periods.

The total amount available to borrow was $400,000 USD or $575,520 as of March 31, 2025. The currency exchange rate used in calculations was $1 USD to $1.4388 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $400,000 USD or $575,400 as of December 31, 2024. The currency exchange rate used in calculations was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

GG Mars Capital, Inc. August 2019 Convertible Line of Credit

The Company entered into an agreement with GG Mars Capital, Inc., an Illinois corporation, (“GG Mars Capital”), a related party, for a convertible line of credit on August 1, 2019 (note 10). The Company issued GG Mars Capital a promissory note for $100,000 USD with a simple interest of six percent (6%) and a thirty-six (36) month maturity date and no covenants. The principal amount of this loan shall be due and payable on July 31, 2022. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2019. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. GG Mars Capital has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. On July 1, 2020, both parties agreed to increase the amount to $500,000 USD. The Company borrowed $295,000 USD from GG Mars Capital and issued GG Mars Capital a promissory note for $295,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. On March 1, 2021 both parties amended the note, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. GG Mars Capital converted $800,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. On November 30, 2023 both parties amended the note, which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The GG Mars Capital, Inc. 2019 six percent interest loan agreement was terminated and the $2,290,664 USD outstanding balance due was rolled over into the new 8% interest agreement on October 9, 2024. See GG Mars Capital, Inc October 2024 revolving line of credit below.

GG Mars Capital July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and GG Mars Capital, a related party, entered into a purchase agreement, where ZenaTech will sell GG Mars Capital 55,396 shares of common stock at $10.28 USD per share for an aggregate price of $784,617 USD, par value of $0.30 Canadian per share, and 55,396 warrants or one warrant for one share of common stock. Each warrant shall entitle GG Mars Capital to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued GG Mars Capital 55,396 shares of common stock and 55,396 warrants for $784,617 USD on July 24, 2024 under this agreement.

GG Mars Capital, Inc. October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with GG Mars Capital, Inc., a related party, for a convertible line of credit on October 9, 2024 (note 10). The Company issued GG Mars Capital a promissory note for $5,000,000 USD with a simple interest of eight percent (8%) and a one-hundred and twenty (120) month maturity date and no covenants. The principal amount of this loan shall be due and payable on October 8, 2034. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle GG Mars Capital to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. GG Mars Capital shall have an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. GG Mars Capital shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. GG Mars Capital, Inc. is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. GG Mars Capital, Inc. has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. The conversion price is the price after applying the twenty percent (20%) discount off the market price.

The total amount available to borrow was $5,000,000 USD or $7,194,000 and the amount drawn on the note was $2,215,773 USD or $3,188,054 as of March 31, 2025. The Company had an accrued interest expense of $24,853 USD or $35,676 and GG Mars Capital had an unrealized currency gain of $289 during this period. The currency exchange rate was $1 USD to $1.4388 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

The total amount available to borrow was $5,000,000 USD or $7,192,500 and the amount drawn on the note was $690,162 USD or $992,798 as of December 31, 2024. The Company had an accrued interest expense of $22,691 USD or $31,080 and GG Mars Capital had an unrealized currency loss of $158,579 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices.

Star Financial Corporation August 2019 Convertible Line of Credit

The Company entered into an agreement with Star Financial Corporation (“Star Financial Corporation”), a related party, for a convertible line of credit on August 1, 2019. The Company issued Star Financial Corporation a promissory note for $100,000 USD, with a simple interest of six percent (6%) and a thirty-six (36) months maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting September 1, 2020. Star Financial Corporation has an option to convert all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Both parties agreed to increase the amount to $500,000 USD on July 1, 2020. The Company borrowed $149,000 USD from Star Financial Corporation and issued Star Financial Corporation a promissory note for $149,000 USD and a simple interest rate of six percent (6%) per annum on August 1, 2020. The principal amount of this loan shall be due and payable on July 31, 2022. Both parties amended the note on March 1, 2021, which increased the line of credit amount to $2,000,000 USD and updated the due date to December 31, 2024. Star Financial Corporation converted $720,000 USD of the convertible line of credit debt into the Company’s common stock on February 1, 2022. Both parties amended the note on November 30, 2023 which increased the line of credit amount to $6,000,000 USD and updated the due date to December 31, 2024.

The Star Financial Corporation 2019 six percent loan agreement was terminated and the $1,761,349 USD outstanding balance due was rolled over into the new agreement on October 9, 2024. See Star Financial Corporation October 2024 convertible line of credit below.

Star Financial Corporation July 2024 Purchase Agreement

On July 24, 2024 ZenaTech and Star Financial Corporation, a related party, entered into a purchase agreement, where ZenaTech will sell Star Financial Corporation 49,088 shares of common stock at $10.28 USD per share for an aggregate price of $695,272 USD, par value of $0.30 Canadian per share, and 49,088 warrants or one warrant for one share of common stock (note 16). Each warrant shall entitle Star Financial Corporation to purchase one share of common stock at $10.28 USD, immediately prior to and subject to the consummation of the direct listing on a national stock exchange. Each warrant will have a duration of three years starting on the first day of the Company’s stock on the NASDAQ.

ZenaTech issued 49,088 shares of common stock and 49,088 warrants for $695,272 USD on July 24, 2024 under this agreement.

Star Financial Corporation October 2024 Revolving Line of Credit

ZenaTech entered into an agreement with Star Financial Corporation, (“Star Financial Corporation”)  an Illinois corporation and a related party, for a convertible line of credit on October 9, 2024 (note 16). The Company issued Star Financial Corporation a promissory note for $5,000,000 USD, with a simple interest of eight percent (8%) and one-hundred and twenty (120) month maturity date and no covenants. Provided that ZenaTech is not in default, the Company may extend and renew this note for ten additional twelve months. Interest is calculated on a basis of 360-day year and charged for the actual number of days elapsed and payable monthly starting November 1, 2024. Loan origination fees were 200,000 preferred shares of ZenaTech stock at a stated value of $3.00 per share and an actual value of $2.49 USD or $3.41, and 500,000 warrants of common stock. Each warrant shall entitle Star Financial Corporation to purchase the Company’s common stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2027 whichever is lower, which expires 10 years from the date of this executed agreement. Star Financial Corporation shall have an option to convert all or part of the balance into ZenaTech, Inc. preferred shares with a stating value of $3.00 or convert into ZenaTech, Inc. common stock at the last valuation of price per share or the lowest price traded within the last 30 days. Star Financial Corporation shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days. Star Financial Corporation is owned by a family member of Shaun Passley, PhD. Epazz, Inc. and Shaun Passley, PhD have common control of the Company’s shares outstanding. Star Financial Corporation has an option to convert at twenty percent (20%) discount all or part of the balance into ZenaTech common stock at the last valuation of share price or the lower price issued within the last 30 days.

The total amount available to borrow was $5,000,000 USD or $7,194,000, and the amount drawn on the note was $1,269,731 USD or $1,826,888 as of March 31, 2025. The Company had an accrued interest expense of $20,082 USD or $28,828 and Star Financial Corporation had an unrealized currency gain of

$357 during this period. The currency exchange rate was $1 USD to $1.4388 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

The total amount available to borrow was $5,000,000 USD or $7,192,500, and the amount drawn on the note was $969,648 USD or $1,394,839 as of December 31, 2024. The Company had an accrued interest expense of $17,098 USD or $23,420 and Star Financial Corporation had an unrealized currency loss of $119,892 during this period. The currency exchange rate was $1 USD to $1.4385 CAD as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Propal Investments LLC Loan

The Company secured a $500,000 USD or $677,550, three-year loan from Propal Investments, LLC on December 15, 2022. Interest payments are paid on the 10th of each month and the principal is due December 14, 2025. This loan carries 20 units of debt and one unit contains $25,000 USD or $33,878 unit of debenture, which equals $500,000 USD or $677,550. Each one unit of debenture carries an annual rate of fourteen percent (14%), paid monthly, with no prepayment penalty. Unpaid principal and accrued interest of this loan can convert into common shares at a 20% from market value. Each of the 20 units of debt carry 2,083 warrants for total of 41,667 warrants. Each warrant is exercisable to purchase one share of common stock of the Company at $12 Canadian, which is equal to $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date. The warrants expire three years after the Company listing on a recognized state exchange. The loan also has a minimum conversion amount of $25,000 USD or $33,878 or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is equal to the greater of twenty-five (25%) of a debenture holder’s initial investment of $25,000 USD or $33,878. The conversion price after applying the twenty percent (20%) discount must be equal to or greater than $0.75 USD or $1.02. The loan has a personal guarantee by James A. Sherman, the Company’s Chief Financial Officer and Director (note 16). For the foreign currency conversions above we used the currency exchange rate of $1 USD to $1.3551 CAD as of December 31, 2022 and as listed by www.poundsterlinglive.com.

ZenaTech paid $100,000 USD or $143,880 towards the principal during the first quarter of 2025.

ZenaTech paid $100,000 USD or $143,850 towards the principal during the last quarter of 2024.

The Company’s outstanding balance on this loan was $300,000 USD or $431,640. The currency exchange rate was $1 USD to $1.4388 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on March 31, 2025. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $400,000 USD or $575,400. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

GG Mars Capital, Inc.  Debentures

The Company secured a $150,000 USD or $170,308 three-year loan from GG Mars Capital, Inc. on January 9, 2024. GG Mars Capital, Inc. is a related party, see note 16. The principal is due January 8, 2027. This loan carries 30 units, and one unit contains $5,000 USD or $6,770 unit of debenture. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

The Company’s outstanding balance on this loan was $168,049 USD or $241,788 and accrued interest of $4,067 USD or $5,852 related to this loan as of March 31, 2025. GG Mars had an unrealized currency exchange gain of $63. The currency exchange rate was $1 USD to $1.4388 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices. See the ‘Convertible Debt’ table below for the number of shares this note can convert to.

The Company’s outstanding balance on this loan was $163,972 USD or $235,874 and accrued interest of $12,308 USD or $19,207 related to this loan as of December 31, 2024. GG Mars had an unrealized currency exchange gain of $774. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Marie Pindling Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Marie Pindling on January 9, 2024. Marie Pindling is a related party, see note 16. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Marie Pindling and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Olga Passley Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Olga Passley on January 9, 2024. Olga Passley is a related party, see note 16. The principal is due January 8, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Olga Passley and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Yvonne Rattray Debenture

The Company secured a $10,000 USD or $13,539, three-year loan from Yvonne Rattray on January 11, 2024. Yvonne Rattray is a related party, see note 16. The principal is due January 10, 2027. This loan carries 2 units, and one unit contains $5,000 USD or $6,770 unit of debenture, which equals $10,000 USD or $13,539. Each one unit of debenture carries an annual rate of ten percent (10%), paid monthly and no prepayment penalty. The loan also has a minimum conversion amount of $5,000 USD or $6,770, or a debenture holder’s remaining debt, whichever is less. The maximum conversion per month is $25,000 USD or $37,848. The conversion price after applying the twenty percent (20%) discount off the market price. The currency exchange rate used in calculating the amounts above was $1 USD to $1.3539 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices as of March 31, 2024.

Yvonne Rattray and the Company agreed to convert this debt to 6,760 shares of common stock on October 9, 2024. The Company incurred a foreign exchange loss of $672 related to this conversion for the last quarter ended December 31, 2024. The currency exchange rate was $1 USD to $1.4385 CAD, as listed on https://www.wsj.com/market-data/quotes/fx/USDCAD/historical-prices on December 31, 2024.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the fiscal year. The Company makes estimates for, among other items, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and warrants, valuation allowance for deferred tax assets, allowances for doubtful accounts, and potential income tax assessments and other contingencies. The Company bases its estimates on historical experience, current conditions, and other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates and assumptions.

Changes in Accounting Policies

There were no changes in accounting policies during the three months ended March 31, 2025 and for the year ended December 31, 2024. There were no changes in accounting policies up through the dating of this Management Discussion and Analysis.

Management anticipates that all the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s financial statements.

Future Changes in Accounting Standards

As of March 31, 2025 the date of the interim consolidated financial statements and as of December 31, 2024 the date of authorization of the Company’s audited consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been early-adopted by the Company.

Financial Instruments

The Company’s consolidated financial instruments include amounts receivable, accounts payable, a note receivable and loans payable. The carrying value of amounts receivable and accounts payable as presented in these consolidated financial statements are reasonable estimates of fair values due to the relatively short periods to maturity and the terms of these instruments.

Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

•Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

•Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3: Inputs that are not based on observable market data.

Risk Exposure and Management

The Company is exposed to various financial instrument risks and continuously assesses the impact and likelihood of this exposure. These risks include credit risk, liquidity risk, interest rate risk and currency risk. Where material these risks are reviewed and monitored by the Board of Directors.

Fair Values

The fair values of cash and equivalents, receivables and trade payables approximate their book values because of the short-term nature of these instruments.

(a)Financial Risk Management the Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

(b)Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its loans to an affiliate. The Company loans money to Epazz from time to time which is offset by services provided to the Company. In the event the amount of money loaned to Epazz is greater than the value of the services offset against the loans, there is a risk that Epazz may fail to repay the funds. However, the Company does not believe that its loans to Epazz expose it to significant credit risk as Epazz is a related party given the Company’s CEO is a director, officer and shareholder of Epazz.

During the fiscal year 2024 the Company advanced funds to Epazz, Inc. representing advances for programming, support and management fees, which is a result of their management agreement from 2019. The Company will realize this asset through services rendered by Epazz in 2025 and 2026.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue continue funding its operations is dependent on management’s ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company had working capital of $1,347,680 as of March 31, 2025, a 60% decrease from the working capital of $3,387,365 as of December 31, 2024 as a result of the use of funds to purchase Weddle, KJM and Othership.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk. The Company’s amounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to currency risk is limited to cash, accounts receivable, notes receivable, accounts payable and loans payable denominated in U.S. Dollars and TillerStack operates in euros. The Company does not enter into derivative financial instruments to mitigate foreign exchange risk contracts.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. Such fluctuations may be significant.

(a) Interest rate risk

The Company’s amounts receivable currently bears no interest. The Company is not exposed to any interest rate risk.

(b) Foreign currency risk

The Company’s exposure to currency risk is minimal due to the nominal amounts of foreign assets and foreign liabilities.

Other MD&A Disclosures

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of the date of this report.

Additional Share Information

The Company had 25,501,124 Common Stock outstanding as of May 9, 2025.